August 4, 2023

ATTORNEYS AT LAW

777 East Wisconsin Avenue

Milwaukee, WI 53202-5306

414.271.2400 TEL

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www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

082961-0150

Via EDGAR System

Ms. Rebecca Ament Marquigny Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-14 (No. 333-272430), Filed June 5, 2023

Dear Ms. Marquigny and Ms. Fettig:

Our client, Hennessy Funds Trust (the “Company”), filed the above referenced Registration Statement on Form N-14 on June 5, 2023 (the “Filing”). The Filing relates to a special meeting of shareholders of the CCM Core Impact Equity Fund and the CCM Small/Mid-Cap Impact Value Fund (each, a “Target Fund” and together, the “Target Funds”), each a series of Quaker Investment Trust, a Delaware statutory trust. At the special meeting, shareholders of each of the Target Funds will be asked to consider and vote on upon the following (the “Proposals”):

1.	A proposal to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which:

a.	all of the assets of each class of the CCM Core Impact Equity Fund will be transferred to the Hennessy Stance ESG ETF (the “Acquiring Fund”), a series of Hennessy Funds Trust, in exchange for shares of the Acquiring Fund (plus cash in lieu of fractional shares of the Acquiring Fund), which will be distributed pro rata by the CCM Core Impact Equity Fund to its shareholders, and the Acquiring Fund will manage the assets of the CCM Core Impact Equity Fund pursuant to the investment strategy the Acquiring Fund was operating under prior to the Reorganization and assume all of the CCM Core Impact Equity Fund’s liabilities; and

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO salt lake city SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

Ms. Marquigny

Ms. Fettig

U.S. Securities and Exchange Commission

August 4, 2023

b.	all of the assets of each class of the CCM Small/Mid-Cap Impact Value Fund will be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund (plus cash in lieu of fractional shares of the Acquiring Fund), which will be distributed pro rata by the CCM Small/Mid-Cap Impact Value Fund to its shareholders, and the Acquiring Fund will manage the assets of the CCM Small/Mid-Cap Impact Value Fund pursuant to the investment strategy the Acquiring Fund was operating under prior to the Reorganization and assume all of the CCM Small/Mid-Cap Impact Value Fund’s liabilities; and

2.	With respect to each Target Fund, if invoked by the chair of the special meeting, to approve adjourning the special meeting to permit further solicitation of proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meeting to approve the Plan on behalf of the Target Fund.

On behalf of the Company, set forth below are the Company’s responses to oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the Filing. The numbered items set forth below briefly express (in bold italics) the significant comments of the Staff, and following such comments are the Company’s responses (in regular type). The Redlined Documents (as defined below) reflect responses to all of the comments of the Staff and additional changes made in connection with said comments and the correction of typos. The Company will file a pre-effective amendment (the “Pre-Effective Amendment No. 1” to revise the Filing in response to the Staff’s comments and to provide any outstanding information. The Company will then file a request for the filing to go effective, followed by a filing of the definitive Proxy Statement and Prospectus, along with the Statement of Additional Information, under Rule 497 of the Securities Act of 1933. The definitive documents will contain the changes made in response to the comments of the Staff, as reflected in the attached redlined Proxy Statement/Prospectus and redlined Statement of Additional Information (the “Redlined Documents”).

Capitalized terms not defined herein have the meanings ascribed to them in the Filing.

1.            Please enhance the Filing to more prominently and fully disclose the nature of the Acquiring Fund as a semi-transparent exchange traded fund (“ETF”) that is listed on the NYSE Arca, including, without limitation, a discussion of the material impacts the structure of an ETF will have when converting mutual funds to an ETF, the impact such structure has on mutual fund shareholders, and the related risks.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

2.            Please enhance the disclosure in the Filing on the mechanics of voting, including, without limitation, in the following areas and manner:

●	including in the President’s Letter the date by which votes must be received to count if shareholders do not vote in-person, and full description of how proxies may be revoked and the date by which such revocation must be made to be considered “timely”;

Ms. Marquigny

Ms. Fettig

U.S. Securities and Exchange Commission

August 4, 2023

●	revising the language on taking action on other matters that may come before the special meeting to make it clear this is not a proposal;

●	disclosing more prominently how the share classes of the Target Funds are impacted when voting, and how the share classes are impacted in the Reorganizations;

●	stating the date by which votes must be received to count if shareholders do not vote in-person; and

●	updating and enhancing the disclosure regarding broker non-votes, based on current NYSE Rule 425.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

3.            Please enhance the disclosure in the Filing to prominently state that the Acquiring Fund will manage the assets of the Target Funds under the same strategy the Acquiring Fund was operating under prior to the Reorganizations.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

4.            Please enhance the disclosure in the Filing to clarify what is meant by excluded liabilities, and who will bear the cost of the excluded liabilities.

Response: The Company reviewed the proposed transaction and determined that there are no excluded liabilities. The Acquiring Fund will acquire all of the liabilities of the Target Funds. The Filing has been revised to reflect this determination. See the attached Redlined Documents.

5.            Please enhance the disclosure in the Filing to (a) describe the conditions under which adjournment may apply; (b) disclose who will invoke adjournment; (c) clarify whether the special meeting will adjourn with respect to one Target Fund or both Target Funds if shareholders of a Target Fund vote to adjourn the special meeting; and (d) clarify the voting percentage required to approve the proposal to adjourn the special meeting.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

Ms. Marquigny

Ms. Fettig

U.S. Securities and Exchange Commission

August 4, 2023

6.            Please enhance the disclosure in the Filing to more fully discuss the reasoning, factors and analysis related to proposing the Reorganizations, including, without limitation, in the following areas and manner:

●	disclosing (a) whether the Reorganizations were proposed by the Target Funds or the Acquiring Fund; (b) the reasons the Target Funds are seeking to reorganize; and (c) how the ETF structure of the Acquiring Fund impacted the analysis and determination to propose the Reorganization;

●	disclosing how the Acquiring Fund’s ability to utilize a manager of managers structure impacted the analysis and determination to propose the Reorganization;

●	disclosing how the Acquiring Fund’s use of third-party ESG data and service providers impacted the analysis and determination to propose the Reorganization;

●	disclosing whether the parties considered how the termination of the expense limitation would impact the fees subsequent to the consummation of the Reorganizations, and disclosing if a material increase in the fee is expected;

●	disclosing the structural differences between mutual funds and ETFs, including with respect to custody, purchasing and selling shares, and any material risks related to ETFs, disclosing how these differences impacted the analysis and determination to propose the Reorganization, and disclosing in more detail how these differences and differences related to semi-transparent ETFs impact shareholders (and disclose the related risks); and

●	disclosing how the principal investment strategies differ in significant ways, and explaining how these differences impacted the analysis and determination to propose the Reorganizations.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

7.            Please enhance the disclosure in the Filing to clarify costs that are involved with the Reorganizations, including, without limitation, in the following areas and manner:

●	disclosing whether proxy solicitation costs incurred in connection with the Reorganizations will be paid by Hennessy Advisors and CCM regardless of whether shareholders approve one or more of the Reorganizations;

Ms. Marquigny

Ms. Fettig

U.S. Securities and Exchange Commission

August 4, 2023

●	disclosing whether Target Fund shareholders who redeem their shares before the Reorganizations will bear any portion of any repositioning costs and, if so, how the Target Funds’ Board of Trustees considered such expense;

●	disclosing how sub-advisory fees paid are handled under the Acquiring Fund’s unitary fee arrangement and if sub-advisory expenses are excluded under the unitary fee arrangement (and any related risks), how any expenses excluded under the Acquiring Fund’s unitary fee arrangement and the resulting consequences to shareholders, and ensuring that Vident Advisory, LLC is consistently identified as a sub-advisor;

●	discussing the adverse tax treatment related to the redemption of fractional shares of the Target Funds in more balanced terms; and

●	discussing in more detail how the costs of trading shares for mutual funds differs from that for ETFs.

Response: The requested changes have been made, as reflected in the attached Redlined Documents. Supplementally, we note that there will be no repositioning costs, as the parties will not engage in repositioning the portfolios in connection with the Reorganizations, as discussed in the Redlined Documents.

8.            Please supplementally confirm whether the Reorganization of the Target Funds into the Acquiring Fund will cause any valuation differences that would result in an adjustment to the net asset value on the Closing Date.

Response: We supplementally confirm that the reorganization of the Target Funds into the Acquiring Fund will not cause any valuation differences that would result in an adjustment to the net asset value on the Closing Date.

9.            Please review the conditions of the exemptive relief related to the Acquiring Fund’s manager of managers order and operation as a semi-transparent ETF and ensure that the disclosure requirements of such exemptive relief are met. Please supplementally represent that the conditions of such exemptive relief have been satisfied.

Response: We supplementally confirm that we have reviewed the conditions of the exemptive relief related to the Acquiring Fund’s manager of mangers order and operation as a semi-transparent ETF and represent that the disclosure conditions of such exemptive relief have been satisfied.

10.          Please supplementally represent that the Filing will include all exhibits and documents not previously filed with the Filing, including the consents of the auditors. Please also update the financial information incorporated by reference.

Response: We supplementally represent that the Filing will include all exhibits and documents not previously filed with the Filing, including the consents of the auditors, and that the financial information in the Filing has been updated.

Ms. Marquigny

Ms. Fettig

U.S. Securities and Exchange Commission

August 4, 2023

11.          Please supplementally represent that any information incorporated by reference will include a functioning hyperlink.

Response: We supplementally represent that any information incorporated by reference includes a functioning hyperlink.

12.          Please revise the Filing to (a) enhance the discussion regarding pro forma fees and pro forma capitalization, including items addressed by Item 1995-11; (b) enhance the performance disclosure; and (c) disclose for each portfolio manager of the Acquiring Fund, his title and how long he has served as portfolio manager of the Acquiring Fund or as a portfolio manager with Stance Capital.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

13.          Please provide the capitalization range of the Russell 2500® Index within a date reasonably close to the effective date of the Filing.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

14.          Please define the following terms with respect to the Impact Themes related to the Target Funds’ ESG policy: culture and the creative economy, resilience and remediation, economic inclusion, environmental sustainability, gender lens, healthy communities, human empowerment, minority advancement, neighborhood revitalization, poverty alleviation, and sustainable agriculture.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

15.          As the Acquiring Fund has “ESG” in its name, the Acquiring Fund must adopt a policy under Rule 35d-1(a)(3)(ii) of the 1940 Act to invest 80% of its assets in ESG-related investments. Please revise the disclosure accordingly.

Response: The policy has been adopted, and requested changes have been made, as reflected in the attached Redlined Documents.

Ms. Marquigny

Ms. Fettig

U.S. Securities and Exchange Commission

August 4, 2023

16.          Please define the following terms: energy productivity, carbon intensity, water dependence and waste profile.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

17.          Please supplementally confirm the relationship between Foreside Fund Services, LLC, the distributor to the Target Funds, and Quasar Distributors, LLC, the distributor to the Acquiring Fund, and any confirm whether the relationship gives rise to conflicts of interest.

Response: We supplementally confirm that Foreside Fund Services, LLC and Quasar Distributors, LLC are affiliates, as they are under common control. We supplementally confirm that we are not aware of any potential conflicts of interest created by the relationship between the distributors as it relates to the Acquiring Fund, the Target Funds or the Reorganizations, nor are we aware of any other affiliations that cross over between the Target Funds and the Acquiring Fund.

18.          With regard to the “Remedial Action Risk”, please supplementally explain the source of the thresholds and how Hennessy Advisors makes appropriate recommendations to the Board of Trustees. Supplementally, explain why the monitoring applies only for the first three years after reorganization, and why the only remedial action cited is liquidation of the Acquiring Fund.

Response: The source of the thresholds is a discussion in the exemptive application on which the Acquiring Fund relies. The intent of the discussion in the application was to indicate, in light of the nature of semi-transparent ETFs, that care would be taken to monitor how shares of semi-transparent ETFs trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. The discussion provided thresholds that would trigger reporting out to the Board of Trustees, and those are the thresholds used in the Filing.

In reporting out to the Board of Trustees and making recommendations, Hennessy Advisors, in its fiduciary capacity, will consider the continuing viability of the Acquiring Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, or tracking error, as applicable.

The discussion in the application said that the monitoring would occur for the first three years after launch of an ETF, and that is how it should read in the Filing. The Redlined Documents reflect this change.

Ms. Marquigny

Ms. Fettig

U.S. Securities and Exchange Commission

August 4, 2023

The disclosure in the Filing has also been revised to reference that the potential remedial actions include, among others, changing lead market makers, listing the Acquiring Fund on a different exchange, changing the size of creation units, changing the Acquiring Fund’s investment objective or strategy, and liquidating the Acquiring Fund.

19.          With respect to the fee tables, please supplementally confirm that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: We supplementally confirm that the fees presented represent current fees in accordance with Item 3 of Form N-14.

20.          Please confirm supplementally that any recapturable expenses of the Target Funds will not be carried over to the Acquiring Fund.

Response: We supplementally confirm that any recapturable expenses of the Target Funds will not be carried over to the Acquiring Fund.

21.          Please replace the pro forma financial information and notes thereto with the supplemental financial information referenced in Regulation S-X.

Response: The requested changes have been made, as reflected in the attached Redlined Documents.

22.          With respect to the legal opinion, please clarify the third bullet point in the second paragraph to ensure that it does not unintentionally limit the scope of the opinion.

Response: The requested changes have been made.

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If you would like to discuss any of the above responses, you may contact Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer